EXHIBIT 99.1

Xenova Group plc -- TransMID Obtains Orphan Drug Designation in Japan

SLOUGH, U.K., Feb. 14, 2005 (PRIMEZONE) -- Xenova Group plc (Nasdaq:XNVA) (LSE:XEN) today announced that, Sosei Co. Ltd. (Sosei) (4565, Tokyo Stock Exchange MOTHERS Index), its licensee for the Japanese market, has been granted orphan drug status for the use of TransMID(TM) in the treatment of glioma (a type of brain cancer) by the Ministry of Health, Labour and Welfare (MHLW) in Japan.TransMID(TM) is Xenova's lead product candidate currently in Phase III trials for the treatment of glioblastoma multiforme. The achievement of orphan drug designation triggers a milestone payment from Sosei to Xenova.

Orphan drug designation will facilitate the initiation of clinical trials by Sosei and provide fast track approval process by the MHLW once trials have been completed and a dossier seeking marketing approval has been filed.

David Oxlade, Chief Executive Officer of Xenova said: "We welcome the decision to grant orphan drug designation to TransMID(TM) in Japan. Glioblastoma multiforme is an indication that is very poorly served by current treatments. TransMID(TM) has already demonstrated significant improvement over existing treatments in Phase II clinical trials increasing median survival for patients from a historical average of 26 weeks up to 37 weeks. The positive response from the MHLW in Japan, following that from the FDA and the EMEA, underlines the potential for TransMID(TM) in the worldwide market for brain tumour treatment."

Mr. Shinichi Tamura, President & CEO of Sosei, commented: "This orphan drug status is a significant step for the development and commercialisation of TransMID(TM) in Japan and we will do our best to bring this product to patients as soon as possible."

Notes to Editors

Orphan designation in Japan

There are few incentives for industry to undertake the research, development and marketing of drugs for small patient populations. The orphan drugs system is intended to encourage the pharmaceutical industry to undertake the work on these drugs for the treatment of rare diseases.

MHLW designates a drug as an orphan drug according to the following criteria:

 1. Patient population less than 50,000
 2. No alternative drugs are available or much higher efficacy or safety compared to existing drugs
 3. Theoretical basis for the application and a feasible plan to develop

Orphan designated drugs may receive the following support measures from the government:

 1. Grant money up to a half of the development study costs
 2. Tax deduction
 3. Free advice for studies for IND/NDA
 4. Prioritised examination for NDA
 5. Extended re-examination period up to 10 years (period when generics cannot appear)

TransMID(TM)

TransMID(TM) is being developed for the treatment of glioblastoma multiforme (GBM) (a type of brain cancer). The prognosis for patients is poor and it is a condition in which there has been little improvement in treatment for the last two decades. TransMID(TM) is a modified diphtheria toxin conjugated to transferrin. The diphtheria toxin gains entry to the tumour cell when the transferrin to which it is attached binds to transferrin receptors on the surface of the tumour cell. Transferrin receptors are particularly prevalent on rapidly dividing cells, and the high level of transferrin receptor expression on glioma cells makes it an ideal target for brain cancer. Once inside a cell the diphtheria toxin interferes with protein synthesis which ultimately kills the cancer cell.

TransMID(TM) is pumped directly into the brain tumour using CED (Convection Enhanced Delivery - licensed from the National Institutes of Health, Bethesda, Maryland, USA). CED enhances the distribution of TransMID(TM) through the tumour mass and produces high local concentrations of drug. This also has the benefit of circumventing the usual obstacles present in drug delivery to the brain caused by the blood-brain barrier.

Phase I and Phase II clinical trials for TransMID(TM) have been successfully completed in patients suffering from inoperable, recurrent high grade gliomas who have failed to respond to other forms of treatment. A Phase I dose-escalating study was performed at the National Institutes of Health in the US and was followed by a Phase II multi-centre study at nine premier US medical centres.

In a Phase II study, 50% or greater reduction in tumour volume was noted in 35% of evaluable patients, with a corresponding increase in life expectancy in those patients that did respond. Median survival time for patients receiving TransMID(TM) was approximately 37 weeks. This compares to the historic average life expectancy of approximately 26 weeks for patients with this condition being treated with best standard of care.

In May 2004 Xenova reached agreement with the US Food and Drug Administration (FDA) under the Special Protocol Assessment (SPA) procedure for the revised Phase III clinical trial programme proposed for TransMID(TM). The initial Phase III clinical trial will enrol up to 323 patients with non-resectable, progressive or recurrent GBM who have failed conventional therapy with the first patient dosed in July 2004. The study will be a randomised, open-labelled, multi-centre trial and will compare TransMID(TM) against a number of presently used chemotherapeutic agents regarded as Best Standard of Care. The 323 patients will be randomised in a 2:1 ratio of TransMID(TM) to Best Standard of Care across approximately 65 sites in the EU, Israel and North America. The primary end-point is overall survival time with a planned interim analysis to be conducted after 50% of the required events have been observed.

TransMID(TM) is currently licensed to Nycomed Denmark A/S in Europe, Sosei Co Ltd in Japan, Medison Pharma Ltd in Israel and Ranbaxy Laboratories Limited in India. The rights to TransMID(TM) in North America have been retained by Xenova Group plc. ________________________________________

Xenova Group plc is a UK-based biopharmaceutical company focused on the development of novel drugs to treat cancer and addiction with a secondary focus in immunotherapy. The Company has a broad pipeline of products in clinical development, including three cancer programmes: its lead product candidate TransMID(TM), for the treatment of high-grade glioma, is in Phase III trials, and its novel DNA targeting agents and XR303 are both in Phase I for cancer indications. Xenova is also developing two therapeutic vaccines for cocaine and nicotine addiction, which are in Phase II and Phase I trials respectively. Quoted on the London Stock Exchange (XEN) and on NASDAQ (XNVA), Xenova employs approximately 75 people throughout its sites in the UK and North America. (Reuters XEN.L; Bloomberg XEN LN) For further information about Xenova and its products please visit the Xenova website at www.xenova.com.

Sosei Co. Ltd. founded in 1990 by Shinichi Tamura, the ex-CEO of Genentech Japan, is a leading Japanese biopharmaceutical company with significant expertise in drug development. It enriches its core product pipeline by in-licensing compounds from Western and Japanese companies, by its distinctive Drug Reprofiling Platform(R) (DRP(R)) and through new molecular entity (NME) research programmes in collaboration with biopharmaceutical companies and universities both in Japan and the West. Sosei is also developing its own sales and marketing organization in Japan. The company is capitalising on its extensive global network established over the past 10 years in its successful technology transfer business. For further information about Sosei, please visit www.sosei.com.

This press release contains "forward-looking statements," including statements about the development and commercialization of product candidates. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: the possibility of unsatisfactory results from further clinical testing, failure to receive full regulatory approvals on a timely basis or at all, the inability to obtain effective protection of intellectual property, the successful development and commercialization of competing products by other companies and our dependence upon strategic alliance partners to develop and commercialize products and services. For further information concerning the risks and uncertainties we face, see our reports on file with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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CONTACT:
Xenova Group plc
+44 (0)1753 706600
David A Oxlade, Chief Executive Officer
Daniel Abrams, Finance Director
Veronica Cefis Sellar, Head of Corporate Communications

UK - Financial Dynamics
+44 (0)20 7831 3113
David Yates/ Ben Atwell

US - Trout Group/BMC Communications
+1 212 477 9007
Media: Brad Miles
Investors: Lee Stern